

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 17, 2009

Rene Schena
Chairman and Chief Executive Officer
Arrayit Corporation
524 East Weddell Drive
Sunnyvale, CA 94089

> **Re:** **Arrayit Corporation**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed November 6, 2009**
> **File No. 001-16381**

Dear Ms. Schena:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unauthorized Common Stock Issuance, page 4

1. We note your response to comment one from our letter dated September 28, 2009. Please revise your disclosure to indicate the date on which the unauthorized issuances of common stock occurred and the number of stockholders who received additional shares.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3810 or me at (202) 551-3810 with any other questions.

Sincerely,
/s Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Sonfield & Sonfield
via facsimile: (713) 877-1547